SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                           SIGA Technologies, Inc.
                               (Name of issuer)

                  Common Stock, par value $0.0001 per share
                        (Title of class of securities)

                                 826917-10-6
                                (CUSIP number)

                               Barry F. Schwartz
                              35 East 62nd Street
                           New York, New York 10021
                                (212) 572-8600

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               August 13, 2003
                         (Date of event which requires
                           filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

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CUSIP No. 826917-10-6               13D               Page   2    of  16  Pages
--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Mafco Holdings Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         -------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 3,735,673
          WITH           -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,735,673
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,735,673
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 826917-10-6               13D               Page   3    of  16  Pages
--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              MacAndrews & Forbes Holdings Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   [ ]
--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         -------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 3,735,673
          WITH           -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,735,673
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,735,673
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This statement relates to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 420 Lexington Avenue, Suite 601, New York, New York 10170.

Item 2.  Identity and Background.

                  This statement is being filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and MacAndrews & Forbes Holdings Inc., a Delaware corporation ("Holdings," and together with Mafco, the "Reporting Persons") with respect to shares of Common Stock that may be beneficially owned by the Reporting Persons. Mafco is a holding company whose sole stockholder is Ronald O. Perelman. Holdings is a holding company and a direct wholly owned subsidiary of Mafco.

                  The business address of the Reporting Persons is 35 East 62nd Street, New York, New York 10021.

                  Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons (the "Schedule I Persons") and is incorporated herein by reference.

                  To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons, any of the Schedule I Persons, nor The Gittis Family Foundation, a charitable foundation, referred to in Item 5, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Each of the Reporting Persons is a Delaware corporation. All of the Schedule I Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

                  As more fully described in Item 4 below, pursuant to the terms of the Purchase Agreement (as defined below), the Reporting Persons acquired certain securities of the Company for an aggregate purchase price of $983,500, which funds were obtained from cash on hand. Subject to the conditions described in Item 4 below, up to an additional $8,851,500 in the aggregate may be used by the Reporting Persons to purchase any or all of certain additional securities of the Company, which funds the Reporting Persons expect to obtain from cash on hand.

                  As more fully described in Item 6 below, pursuant to the terms of the Assignment Letter Agreement (as defined below) and the Purchase Agreement, Barry F. Schwartz, Executive Vice President and General Counsel of Mafco and Holdings, and Todd J. Slotkin, Executive Vice President and Chief Financial Officer of Mafco and Holdings, each acquired certain securities of the Company for a purchase price of approximately $5,000, which funds were obtained from personal funds. Subject to the conditions described in Item 6 below, up to an additional $45,000 may be used by each of Messrs. Schwartz and Slotkin to purchase any or all of certain additional securities of the Company, which funds each of Messrs. Schwartz and Slotkin expect to obtain from personal funds.

Item 4.  Purpose of Transaction.

                  On August 13, 2003, the Company and Holdings entered into a Securities Purchase Agreement (the "Purchase Agreement") providing for the acquisition by Holdings from the Company in a private placement of certain Common Stock, warrants ("Warrants") to purchase Common Stock at an exercise price of $2.00 per share and an option (the "Option") to purchase Common Stock and Warrants. On the same date, Holdings entered into an Assignment Letter Agreement (as defined below) pursuant to which Holdings assigned to certain of its employees, including Messrs. Schwartz and Slotkin, in part, its rights to purchase certain Common Stock, Warrants and a portion of the Option under the Purchase Agreement. See Item 6. Pursuant to the Purchase Agreement, Holdings acquired from the Company:

                  (i) (x) 682,986 shares of Common Stock at a price of $1.44 per share and (y) a Warrant (the "Tranche A Warrant"), for no additional consideration, to purchase 341,493 shares of Common Stock; and

                  (ii) an Option (the "Tranche B Option") to purchase (x) up to 6,146,875 shares of Common Stock (the "Tranche B Shares") at an exercise price of $1.44 per share and (y) a Warrant (the "Tranche B Warrant"), for no additional consideration, to purchase a number of shares of Common Stock equal to 50% of the number of Tranche B Shares, for an aggregate purchase price of $983,500. The Warrants are exercisable for seven years from the date of issuance and the Option expires on October 13, 2003.

                  The Common Stock is listed on The Nasdaq SmallCap Market. The Option is exercisable without a vote of the Company's shareholders to the extent that the aggregate number of shares of Common Stock which will have been issued to the Reporting Persons or the Assignees (as defined below), including upon exercise of the Option (or underlying any Warrants issued to the Reporting Persons or Assignees, including upon exercise of the Option), does not exceed the amount permitted to be issued without shareholder approval pursuant to Nasdaq Marketplace Rule 4350 ("Rule 4350"). To the extent that exercise of the Option would result in an issuance in excess of the amount permitted under Rule 4350, such exercise is conditioned upon the approval of the Company's shareholders required by Rule 4350.

                  The Purchase Agreement provides that in the event that Holdings' aggregate investment in the Company under the Purchase Agreement is $5,000,000 or more, the Company will use its reasonable best efforts to appoint two individuals designated by Holdings to the Company's Board of Directors and will amend the Company's by-laws to allow for such appointment.

                  In connection with the Purchase Agreement, the Company and Holdings entered into a Registration Rights Agreement, dated as of August 13, 2003, pursuant to which the Company is required to file a "shelf" registration statement covering the resale of certain shares of Common Stock held by Holdings and certain of its transferees (a "Holder"). In addition, in certain instances, the Holder has two "demand rights" to require the Company to file a registration statement covering certain shares of Common Stock held by the Holder, provided, among other conditions, the anticipated aggregate offering price in each demand registration shall be at least $5,000,000. The Holder also has unlimited "piggyback" registration rights with respect to certain shares of Common Stock that it holds, subject to certain limitations. In addition, in certain instances, the Holder has rights to demand registration on Form S-3, provided, among other conditions, that the anticipated aggregate offering price in each such registration shall be at least $500,000. The Company has certain limited rights to postpone shelf registrations and demand registrations for up to 45 days.

                  A copy of the Purchase Agreement is attached hereto as
Exhibit 2, a copy of the Tranche A Warrant is attached hereto as Exhibit 3, the form of Tranche B Warrant is attached hereto as Exhibit 4 and a copy of the Registration Rights Agreement is attached hereto as Exhibit 5. The descriptions of the Purchase Agreement, the Tranche A Warrant, the Tranche B Warrant and the Registration Rights Agreement are qualified in their entirety by reference to the Purchase Agreement, the Tranche A Warrant, the form of Tranche B Warrant and the Registration Rights Agreement, respectively.

                  The Reporting Persons and each of the Schedule I Persons beneficially owning securities of the Company (the "Schedule I Beneficial Owners") have acquired such securities in order to make an investment in the Company. The Reporting Persons and each of the Schedule I Beneficial Owners intend to monitor their investment in the Company with a view to determining whether to increase or decrease their ownership in the Company, including whether to exercise any option or warrant (including the Option and Warrants) described herein. The Reporting Persons and each of the Schedule I Beneficial Owners do not have any plans or proposals, other than those described in this
Schedule 13D, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and each of the Schedule I Beneficial Owners reserve the right to acquire or dispose of the Company's securities, or to formulate other purposes, plans or proposals regarding the Company or its securities held by the Reporting Persons or the Schedule I Beneficial Owners, as the case may be, to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) - (b)

                  As of August 13, 2003, based upon information contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003, there were 17,149,682 shares of Common Stock outstanding.

                  As a result of the transactions described in Item 4 and as of the date thereof, the Reporting Persons may be deemed to share beneficial ownership of 3,735,673 shares of Common Stock, representing approximately 19.0% of the Common Stock deemed to be outstanding as of August 13, 2003 (which includes certain shares of Common Stock deemed beneficially owned by the Reporting Persons but not outstanding). The Reporting Persons hold 1,181,912 shares of Common Stock and may purchase without the approval of the Company's shareholders up to 341,493 shares of Common Stock pursuant to the Tranche A Warrant and an aggregate of up to approximately 2,212,268 shares of Common Stock pursuant to the Tranche B Option. See Item 4. In the event that the approval of the Company's shareholders described in Item 4 is obtained, the Reporting Persons may be deemed to share beneficial ownership of up to an aggregate of approximately 7,008,045 additional shares of Common Stock pursuant to the Tranche B Option. The Reporting Persons have shared power to vote and dispose of the shares of Common Stock that they own or would own upon exercise of the Option and Warrants held by the Reporting Persons.

                  Based on documents publicly filed, Donald G. Drapkin, a Director and Vice Chairman of Mafco and Holdings, may be deemed to beneficially own 1,798,326 shares of Common Stock, representing 9.6% of the Common Stock deemed to be outstanding as of August 13, 2003 (which includes certain shares of Common Stock deemed beneficially owned by Mr. Drapkin but not outstanding). Mr. Drapkin holds an aggregate of 295,000 shares of Common Stock and may purchase up to an aggregate of approximately 1,503,326 additional shares of Common Stock pursuant to the Drapkin Warrants (as defined below) and the Drapkin Options (as defined below). Based on documents publicly filed, Mr. Drapkin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock that he owns or would own upon exercise of the Drapkin Options and Drapkin Warrants.

                  Based on documents publicly filed, Howard Gittis, a Director and Vice Chairman of Mafco and Holdings, may be deemed to beneficially own 1,005,902 shares of Common Stock, representing 5.8% of the Common Stock deemed to be outstanding as of August 13, 2003 (which includes certain shares of Common Stock deemed beneficially owned by Mr. Gittis but not outstanding). Mr. Gittis holds an aggregate of 745,724 shares of Common Stock and may purchase up to an aggregate of approximately 260,178 additional shares of Common Stock pursuant to the Gittis Warrants (as defined below). Based on documents publicly filed, Mr. Gittis has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 973,652 of the shares of Common Stock that he owns or would own upon exercise of the Gittis Warrants and has shared power to vote and dispose of 32,250 shares of Common Stock that he owns. The 32,250 shares of Common Stock which may be deemed beneficially owned by Mr. Gittis over which he shares voting and dispositive power are held by The Gittis Family Foundation, a charitable foundation. The business address of the Gittis Family Foundation is The Gittis Family Foundation, c/o Howard Gittis, 35 East 62nd Street, New York, New York 10021.

                  As a result of the transactions described in Item 6, as of August 13, 2003, each of Messrs. Schwartz and Slotkin may be deemed to have beneficial ownership of 16,454 shares of Common Stock, representing less than 0.1% of the Common Stock deemed to be outstanding (which includes certain shares of Common Stock deemed beneficially owned by Messrs. Schwartz or Slotkin, as applicable, but not outstanding). Each of Messrs. Schwartz and Slotkin holds 3,472 shares of Common Stock and may purchase without the approval of the Company's shareholders up to 1,736 shares of Common Stock pursuant to the Assigned Tranche A Warrant (as defined below) and up to approximately 11,246 shares of Common Stock pursuant to the Assigned Option (as defined below). See Items 4 and 6. In the event that the approval of the Company's shareholders described in Item 4 is obtained, each of Messrs. Schwartz and Slotkin may be deemed to have beneficial ownership of up to approximately 35,627 additional shares of Common Stock pursuant to the Assigned Option. Each of Messrs. Schwartz and Slotkin have sole power to vote and dispose of the shares of Common Stock that he owns or would own upon exercise of the Option and Warrants described herein.

                  (c) On July 9, 2003, Holdings acquired 498,926 shares of Common Stock at a purchase price of $1.70 per share in a privately negotiated transaction.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  For a discussion of the Purchase Agreement, the Tranche A Warrant, the Tranche B Warrant and the Registration Rights Agreement, see Item 4.

                  On August 13, 2003, Holdings assigned, in part, its rights to purchase certain Common Stock and Warrants and a portion of the Option under the Purchase Agreement to certain of its employees (the "Assignees"), including Mr. Schwartz and Mr. Slotkin, pursuant to a Letter Agreement (the "Assignment Letter Agreement"), by and among the Company, Holdings, and the Assignees, dated August 13, 2003.

                  Pursuant to the Assignment Letter Agreement and the Purchase Agreement, the Assignees acquired from the Company:

                  (i) (x) 11,458 shares of Common Stock and (y) Warrants, for no additional consideration, to purchase 5,729 shares of Common Stock; and

                  (ii) an Option to purchase (x) up to 103,125 shares of Common Stock at an exercise price of $1.44 per share and (y) Warrants, for no additional consideration, to purchase shares a number of shares of Common Stock equal to 50% of the shares of Common Stock described in (ii)(x), for an aggregate purchase price of approximately $16,500.

                  Of the securities acquired by the Assignees as described above, the Assignees that are executive officers of the Reporting Persons (Messrs. Schwartz and Slotkin) each acquired:

                  (i) (x) 3,472 shares of Common Stock and (y) a Warrant (an "Assigned Tranche A Warrant"), for no additional consideration, to purchase 1,736 shares of Common Stock; and

                  (ii) an Option (an "Assigned Option") to purchase (x) up to 31,250 shares of Common Stock at an exercise price of $1.44 per share and (y) a Warrant (the "Assigned Tranche B Warrant"), for no additional consideration, to purchase a number of shares of Common Stock equal to 50% of the shares of Common Stock described in (ii)(x), for a purchase price of approximately $5,000.

                  Each Option assigned to the Assignees, including each Assigned Option, is only exercisable upon exercise of the Tranche B Option and only to the extent, on a pro-rata basis, of the exercise of the Tranche B Option.

                  A copy of the Assignment Letter Agreement is attached hereto as Exhibit 6, a copy of the Assigned Tranche A Warrant held by Mr. Schwartz is attached hereto as Exhibit 7 and a copy of the Assigned Tranche A Warrant held by Mr. Slotkin is attached hereto as Exhibit 8. The descriptions of the Assignment Letter Agreement, the Assigned Tranche A Warrant held by Mr. Schwartz, the Assigned Tranche A Warrant held by Mr. Slotkin and the Assigned Tranche B Warrant are qualified in their entirety by reference to the Assignment Letter Agreement, the Assigned Tranche A Warrant held by Mr. Schwartz, the Assigned Tranche A Warrant held by Mr. Slotkin and the form of Tranche B Warrant, respectively.

                  Mr. Drapkin holds a warrant (the "Investor Warrant"), to purchase up to 347,826 shares of Common Stock at an exercise price of $3.4059 per share, and a warrant (the "September 2001 Investor Warrant," and, together with the Investor Warrant, the "Drapkin Warrants"), to purchase up to 30,500 shares of Common Stock at an exercise price of $3.552 per share. The Drapkin Warrants provide that, with certain limited exceptions, they are not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Mr. Drapkin and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such securities) would exceed 9.99% of the outstanding shares of Common Stock. The Company may require the Drapkin Warrants to be exercised (subject to the same 9.99% limitation) if certain conditions set forth in the Drapkin Warrants have been fulfilled. In addition, Mr. Drapkin holds options (the "Drapkin Options") pursuant to the Company's Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan, dated August 15, 2001, to purchase 1,125,000 shares of Common Stock at an exercise price of $2.50 per share.

                  A copy of the Investor Warrant is attached hereto as Exhibit 9 and the form of September 2001 Investor Warrant is attached hereto as
Exhibit 10. The descriptions of the Investor Warrant and the September 2001 Investor Warrant are qualified in their entirety by reference to the Investor Warrant and the form of September 2001 Investor Warrant, respectively.

                  Mr. Gittis holds a warrant (the "2000 Gittis Warrant") to purchase up to 226,087 shares of Common Stock at an exercise price of $3.4059 per share and a warrant (the "2001 Gittis Warrant," and, together with the 2000 Gittis Warrant, the "Gittis Warrants") to purchase up to 34,091 shares of Common Stock at an exercise price of $3.552 per share. The Gittis Warrants provide that, within certain limited exceptions, they are not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Mr. Gittis and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such securities) would exceed 9.99% of the outstanding shares of Common Stock. The Company may require the Gittis Warrants to be exercised (subject to the same 9.99% limitation) if certain conditions set forth in the Gittis Warrants have been fulfilled.

                  A copy of the 2000 Gittis Warrant is attached hereto as
Exhibit 11 and a copy of the 2001 Gittis Warrant is attached hereto as Exhibit
12. The descriptions of the 2000 Gittis Warrant and the 2001 Gittis Warrant are qualified in their entirety by reference to the 2000 Gittis Warrant and the 2001 Gittis Warrant, respectively.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Agreement of Joint Filing of Schedule 13D (filed herewith).

         Exhibit 2 Securities Purchase Agreement, by and between the Company and Holdings, dated as of August 13, 2003 (incorporated by reference to Exhibit 10(fff) to the Current Report on Form 8-K, filed by the Company on August 18, 2003).

         Exhibit 3 Tranche A Common Stock Purchase Warrant (filed herewith).

         Exhibit 4 Form of Tranche B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4(k) to the Current Report on Form 8-K, filed by the Company on August 18, 2003).

         Exhibit 5 Registration Rights Agreement, between the Company and Holdings, dated as of August 13, 2003 (incorporated by reference to Exhibit 4(l) to the Current Report on Form 8-K, filed by the Company on August 18, 2003).

         Exhibit 6 Letter Agreement, by and among the Company, Holdings and the Assignees, dated as of August 13, 2003 (filed herewith).

         Exhibit 7 Tranche A Common Stock Purchase Warrant held by Barry F. Schwartz (filed herewith).

         Exhibit 8        Tranche A Common Stock Purchase Warrant held by Todd
                          J. Slotkin (filed herewith).

         Exhibit 9 Common Stock Purchase Warrant to purchase 347,826 shares of Common Stock issued to Donald G. Drapkin, dated as of January 31, 2003 (incorporated by reference to Exhibit D to Amendment No. 2 to the
                          Schedule 13D, filed by Donald G. Drapkin on May 14,
                          2001).

         Exhibit 10 Form of Common Stock Purchase Warrant to purchase shares of Common Stock (incorporated by reference to Exhibit R to Amendment No. 4 to the Schedule 13D, filed by Donald G. Drapkin on October 3, 2001).

         Exhibit 11 Common Stock Purchase Warrant to purchase 226,087 shares of Common Stock issued to Howard Gittis, as amended, dated as of January 31, 2000 (filed herewith).

         Exhibit 12 Common Stock Purchase Warrant to purchase 34,091 shares of Common Stock issued to Howard Gittis, dated as of August 31, 2001 (filed herewith).

                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: August 25, 2003


                                          Mafco Holdings Inc.
                                          MacAndrews & forbes holdings inc.


                                          By: /s/ Barry F. Schwartz
                                              __________________________________
                                              Name:     Barry F. Schwartz
                                              Title:    Executive Vice President
                                                        and General Counsel

                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
         OF MAFCO HOLDINGS INC. AND MACANDREWS & FORBES HOLDINGS INC.

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc. and MacAndrews & Forbes Holdings Inc. are set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.

                              MAFCO HOLDINGS INC.

Name and Position
(if different from
Principal Occupation                                   Present Principal Occupation or
or Employment)                                         Employment and Address
--------------------                                   -------------------------------
Ronald O. Perelman                                     Director, Chairman and Chief Executive Officer of Mafco
                                                       Holdings Inc.

Donald G. Drapkin                                      Director and Vice Chairman of Mafco Holdings Inc.

Howard Gittis                                          Director and Vice Chairman of Mafco Holdings Inc.

Barry F. Schwartz                                      Executive Vice President and General Counsel of Mafco
                                                       Holdings Inc.

Todd J. Slotkin                                        Executive Vice President and Chief Financial Officer of
                                                       Mafco Holdings Inc.

                      MACANDREWS & FORBES HOLDINGS INC.

Name and Position
(if different from                                     Present Principal Occupation or
Principal Employment)                                  Employment and Address
---------------------                                  -------------------------------

Ronald O. Perelman                                     Director, Chairman and
Director, Chairman and                                 Chief Executive Officer of
Chief Executive Officer                                Mafco Holdings Inc.

Donald G. Drapkin                                      Director and Vice Chairman of Mafco Holdings Inc.
Director and Vice Chairman

Howard Gittis                                          Director and Vice Chairman of Mafco
Director and Vice Chairman                             Holdings Inc.

Barry F. Schwartz                                      Executive Vice President and
Executive Vice President and                           General Counsel of Mafco
General Counsel                                        Holdings Inc.

Todd J. Slotkin                                        Executive Vice President and
Executive Vice President                               Chief Financial Officer of
and Chief Financial Officer                            Mafco Holdings Inc.

                                 Exhibit Index

Exhibit                              Document
-------                              --------

   1              Agreement of Joint Filing of Schedule 13D (filed herewith).

   2 Securities Purchase Agreement, by and between the Company and Holdings, dated as of August 13, 2003 (incorporated by reference to Exhibit 10(fff) to the Current Report on Form 8-K, filed by the Company on August 18, 2003).

   3              Tranche A Common Stock Purchase Warrant (filed herewith).

   4              Form of Tranche B Common Stock Purchase Warrant
                  (incorporated by reference to Exhibit 4(k) to the Current Report on Form 8-K, filed by the Company on August 18,
                  2003).

   5 Registration Rights Agreement, between the Company and Holdings, dated as of August 13, 2003 (incorporated by reference to Exhibit 4(l) to the Current Report on Form 8-K, filed by the Company on August 18, 2003).

   6 Letter Agreement, by and among the Company, Holdings and the Assignees, dated as of August 13, 2003 (filed herewith).

   7              Tranche A Common Stock Purchase Warrant held by Barry F.
                  Schwartz (filed herewith).

   8              Tranche A Common Stock Purchase Warrant held by Todd J.
                  Slotkin (filed herewith).

   9 Common Stock Purchase Warrant to purchase 347,826 shares of Common Stock issued to Donald G. Drapkin, dated as of January 31, 2003 (incorporated by reference to Exhibit D to Amendment No. 2 to the Schedule 13D, filed by Donald G. Drapkin on May 14, 2001).

  10 Form of Common Stock Purchase Warrant to purchase shares of Common Stock (incorporated by reference to Exhibit R to Amendment No. 4 to the Schedule 13D, filed by Donald G. Drapkin on October 3, 2001).

  11 Common Stock Purchase Warrant to purchase 226,087 shares of Common Stock issued to Howard Gittis, as amended, dated as of January 31, 2000 (filed herewith).
  12 Common Stock Purchase Warrant to purchase 34,091 shares of Common Stock issued to Howard Gittis, dated as of August 31, 2001 (filed herewith).